EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

BetterLife Pharma Inc. (the “Company”)

1275 West 6th Avenue

Suite 300

Vancouver, British Columbia

V6H 1A6

Item 2 Date of Material Change

February and March 2024

Item 3 News Releases

News release dated March 4, 2024

Item 4 Summary of Material Change

On March 4, 2024, the Company announced that its development of 2-bromo-LSD was highlighted in Carleton University’s articled titled “Beyond the Magic of Mushrooms: Using Psychedelic Derivatives to Treat Depression”. The article discusses the therapeutic potential of 2-bromo-LSD in treating depression. The Company’s BETR-001 is currently undergoing IND-enabling studies and projected to enter human trials in 2024.

The Company issued a total of $65,000 10% convertible debentures (the “Convertible Debentures”) which mature on February 28, 2026. The Convertible Debentures are convertible at the option of the holder into units of the Company, consisting of one common share and one share purchase warrant, at a conversion price of $0.10 per unit. Each share purchase warrant will have an exercise price of $0.10 and will expire on August 31, 2026.

The Company is also intending to complete further private placement offerings (the “Private Placement”) of convertible debentures in March 2024, with proceeds from the Private Placement to be used for advancement of BETR-001 and general working capital purposes.  Dr. Ahmad Doroudian, Chief Executive Officer of the Company, is intending to subscribe for a total of $100,000 convertible debentures in the Private Placement.  The participation of Dr. Doroudian in the Private Placement will constitute a “related party transaction” as defined under Multilateral Instrument 61-101 (“MI 61-101“). The issuance to the insider will be exempt from the formal valuation requirements of MI 61-101 by virtue of the exemption contained in section 5.5(b) as none of the securities of the Company are listed on a specified stock exchange. The transaction will be exempt from the minority shareholder approval requirements of MI 61-101 by virtue of exemption contained in section 5.7(a) of MI 61-101.  Neither the fair market value of, nor the fair market value of the consideration for, the transaction, insofar as it involves interested parties, will not exceed 25% of the Company’s market capitalization.

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Item 5 Full Description of Material Change

Refer to Item 4 and the news release in Schedule “A”.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8 Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9 Date of Report

March 5, 2024

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SCHEDULE “A”

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BetterLife’s 2-Bromo-LSD for Treatment of Depression Highlighted by Carleton University

VANCOUVER, British Columbia, March 4, 2024 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech company focused on the development and commercialization of cutting-edge treatments for mental disorders, today announced that its development of 2-bromo-LSD was highlighted in Carleton University’s articled titled “Beyond the Magic of Mushrooms: Using Psychedelic Derivatives to Treat Depression”. The article discusses the therapeutic potential of 2-bromo-LSD in treating depression. BetterLife’s BETR-001 is currently undergoing IND-enabling studies and projected to enter human trials in 2024.

BetterLife also announces the closing of $65,000 10% convertible debentures (the “Convertible Debentures”) maturing on February 28, 2026 to further advance development of its lead compound, BETR-001. The Convertible Debentures are convertible at the option of the holder into units of the Company, consisting of one common share and one share purchase warrant, at a conversion price of $0.10 per unit. Each share purchase warrant will have an exercise price of $0.10 and will expire on August 31, 2026.

The Company is also intending to complete further private placement offerings (the “Private Placement”) of convertible debentures in March 2024, with proceeds from the Private Placement to be used for advancement of BETR-001 and general working capital purposes. Dr. Ahmad Doroudian, Chief Executive Officer of the Company, is intending to subscribe for a total of $100,000 convertible debentures in the Private Placement. The participation of Dr. Doroudian in the Private Placement will constitute a “related party transaction” as defined under Multilateral Instrument 61-101 (“MI 61-101“). The issuance to the insider will be exempt from the formal valuation requirements of MI 61-101 by virtue of the exemption contained in section 5.5(b) as none of the securities of the Company are listed on a specified stock exchange. The transaction will be exempt from the minority shareholder approval requirements of MI 61-101 by virtue of exemption contained in section 5.7(a) of MI 61-101. Neither the fair market value of, nor the fair market value of the consideration for, the transaction, insofar as it involves interested parties, will not exceed 25% of the Company’s market capitalization.

About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing two compounds, BETR-001 and BETR-002, to treat neuro-psychiatric and neurological disorders.

BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic and non-controlled LSD derivative in development and it is unique in that it is unregulated and therefore can be self-administered. BetterLife’s synthesis patent for BETR-001 eliminates regulatory hurdles and its pending patent, for composition and method of use, covers treatment of major depressive disorder, anxiety disorder and neuropathic pain and other neuro-psychiatric and neurological disorders.

BETR-002, which is in preclinical and IND-enabling studies, is based on honokiol, the active anxiolytic ingredient of magnolia bark. BetterLife’s pending method of use and formulations patent covers treatment of anxiety related disorders including benzodiazepine dependency.

BetterLife also owns a drug candidate for the treatment of viral infections such as COVID-19 and is in the process of seeking strategic alternatives for further development.

For further information, please visit BetterLife Pharma.

BetterLife Pharma Inc. Contact Information

David Melles, Investor Relations Manager

Email: David.Melles@blifepharma.com

Phone: 1-778-887-1928

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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